

Mail Stop 4561

November 28, 2017

Lim Chun Hoo
Chief Executive Officer
Ho Wah Genting Group Limited
Wisma Ho Wah Genting, No. 35, Jalan Maharajalela,
50150 Kuala Lumpur, Malaysia

> **Re:** **Ho Wah Genting Group Limited**
> **Form 10-K** for the fiscal year ended December 31, 2016
> **Filed April 17, 2017**
> **File No. 333-199965**

Dear Mr. Hoo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

General

1. Attempts were made to contact you at the telephone number listed on the cover page. However, the person who answered informed us that the wrong number had been reached. In future filings, please revise to include your current telephone number.

ITEM 8. Financial Statements and Supplementary Data

Statements of Operations and Comprehensive Loss for the year ended December 31, 2016 and the year ended December 31, 2015, page F-4

2. We note that your revenue for the year ended December 31, 2016 is $96,822. We also note that on the Form 10-Q for the quarterly period ended June 30, 2017, your revenue

for the six months ended June 30, 2016 is $118,625 which is greater than the revenue reported for the year ended December 31, 2016. We further note that your amended Form 8-K filed on January 11, 2017 as well as the Form 10-Q for the quarterly period ended September 30, 2017, shows Malaysia HWGG revenues for both the three and nine months ended September 30, 2016 to be $19,052. Please explain and clarify the basis for these differences and amounts among the financial statements noted above and any similar differences for reported periods as of and after the November 4, 2016 completion of the reverse merger share exchange included in and as filed on Form 8-K, November 9, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant]
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